April 15, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 807-7252

Mr. Joseph Maggio
Chairman and Chief Executive Officer
Diamond Ranch Foods, Ltd.
555 West Street
New York, NY 10014

Re: Diamond Ranch Foods, Ltd.
         Form 10-SB filed March 15, 2005
         File No. 000-51206

Dear Mr. Maggio:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

  1. Please update the document through May 14, 2005, the statutory date you will become a registrant under the Securities and Exchange Act of 1934, as amended.

  2. We note that on May 1, 2004, you acquired MBC Foods, Inc., which was accounted for as a reverse acquisition. In a separately-captioned section of your Form 10-SB, please provide a tabular disclosure that presents historical financial statements MBC Foods, Inc. and the proforma adjustments to present the effects of the recapitalization.

3.   Please revise your filing to include those financial statements and pro forma disclosures required by Rule 3-05 and Article 11 of Regulation S-X, respectively, for your acquisition of Steiger Meats during the stub period presented in your Form 10-SB. If not significant to your business, please supplementally provide your significance test computations.

4.   Please provide a discussion of the nature of your grants and how you accounted for grant income presented on page F-5. Grants should be recognized in the income statement on a systematic basis over the periods which they are intended to benefit. Refer to SAB Topic 11A.

Description of Business
Customers – page 5

5.   We note your considerable customer base and private label clients. Please quantify the extent to which you are dependent on one or few major customers. In addition, please advise whether you have material contracts which must be filed as an exhibit. See Item 601(b)(10) of Regulation S-B.

Competition – page 5

6.   In this section, you address the competitive advantage you have as a smaller meat processor and distributor. However, you do not discuss the impact growth will have on this advantage. Please revisit and reconcile this disclosure in your MD&A analysis.

Risk Factors – page 6

7.   We note the risk factors included in your description of business. Please advise what consideration was given to adding the following risks: the risk losing significant clients would have on profitability, the risks relating to the controlling interest of insiders, the risk of future dilution of shareholders, or the risk of a non-independent board of directors.

8.   Regarding your statement on page 8 regarding research and development costs over the next 12 months, please elaborate on these activities and the expected costs.

Item 1: Further Information – page 8

9.   Please include the language required by Item 101(c), alerting investors to the availability of your company's filings.

Management's Discussion and Analysis or Plan of Operation
General – page 8

10.   Please expand and detail your Plan of Operation disclosure. See Item 303(a) of
       Regulation S-B.

11.   Please discuss the contributing factors to your growth and success and also
       include any acquisitions (for example, you do not include the acquisition of
       Steiger Meats in any section, and you have not discussed your 34% growth in one
       quarter). See Interpretive Release No. 34-48960 and Interpretive Release No. 34-
       6835.

12.   In addition, please provide a thorough discussion of recent trends and prospective
       trends, as perceived by management. We note that Management has made a
       number of projections and discussed trends with the public over the past year.

   13. Please add disclosure regarding revenue growth which compares repeat customer
       sales and contrasts new customer revenue on a period by period basis.

   14. On page 9 you state you are able to satisfy cash requirements, material
       commitments and applicable filing fees anticipated under your 34 Act obligations
       for the next 12 months. Please quantify the estimated cash requirements, material
       commitments and applicable filing fee obligations.

   15. Please highlight the going concern opinion by your auditor and why management
       does not consider this situation problematic.

Description of Property- page 9

   16. Please relocate your potential acquisition disclosure to the MD&A under an
       appropriate, new subheading.

Directors and Executive Officers…– page 11

17.   In accordance with Item 401(a)(4), please clarify the business experience of Mr.
       Vucci and Mr. DeMarzo over the last five years. It is unclear whether their
       current biographies cover the required period of five years.

18. Regarding Mr. DeMarzo, please expand the disclosure to indicate his academic degrees and professional licenses. E.g., M.B.A., CPA, CFA etc.

Director Compensation – page 11

19. We note that two directors are not compensated for their services but it is unclear whether the remaining three receive any form of compensation. In accordance with Item 402(f), please clarify whether any director receives compensation for duties performed in the capacity of director.

Executive Compensation- page 12

20. Please update the disclosure to include full fiscal year ended March 31, 2005 compensation disclosure.

Recent Sales of Unregistered Securities – page 16

21. The private sale of securities you described as completed on June 3, 2004 should not be discussed in the context of the Texas Security Code. Because this was an interstate securities transaction, it falls within federal jurisdiction and you must rely on federal securities law for an exemption. Please revise this disclosure accordingly.

Part F/S
General

22. We note that your accountant is licensed in the state of Utah while your principal operations are in the state of New York. Confirm to us that this accountant is in compliance with the New York State licensing requirements. In the event of noncompliance with New York State requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

23. We note that on page 17 you state that your interim financial statements have been reviewed by your independent auditor. If, in any filing, the issuer states that interim financial statements have been reviewed by an independent public accountant, a report of the accountant on the review must be filed with the interim financial statements. Please furnish this report with your filing. Refer to Item 310(b) of Regulation S-B.

24. In a separate note to the financial statements, please disclose the major components of your general and administrative expenses. Also, in your MD&A section, compare and contrast general and administrative expense for all periods presented with the comparable prior periods, and explain those differences.

25.   Please correct the format of your Statements of Stockholders' Equity on page F-6 to properly reflect the merger transaction on each component of equity.

26.   Please revise your statements of cash flows on pages F-7 and F-8 to present changes in debt as cash flows used in/provided by financing activities as opposed to operating activities. Refer to paragraphs 18 through 20 of SFAS No. 95.

27.   Please revise the financing section of your statements of cash flows on page F-8 to present the following:

-   Changes in additional paid in capital as cash flows from contributions of capital from shareholders. Refer to paragraphs 18 through 20 of SFAS No. 95.

-   Stock issued in exchange for services as a supplemental non-cash financing activity. Refer to paragraph 32 of SFAS No. 95.

Note 1 – Nature of Operations and Going Concern – page F-9

28.   Please revise to include the following relative to your auditor's conclusion that there is substantial doubt about the entity's ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date:

-   Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity's ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date;

-   The possible effects of such conditions and events;

-   Management's evaluation of the significance of those conditions and events and any mitigating factors;

-   Possible discontinuance of operations;

-   Management's plans (including relevant prospective financial information);

-   Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities

Refer to AU 341.10.

Note 2 – Summary of Accounting Policies

29.   In a separately captioned section, please disclose your revenue recognition policies. Refer to SAB 104.

Earnings per Share – page F-11

30.   Please revise your earnings per share calculations to include the potential dilutive effects relating to your convertible debentures outstanding. Refer to paragraph 40 of SFAS No. 128.

31.   SFAS No. 128 requires an entity that has a stock dividend, stock split, or reverse stock split after the close of the period but before issuance of the financial statements to compute basic and diluted EPS in those financial statements based on the new number of shares because those per-share amounts would have to be restated in the subsequent period. Please revise your earnings per share disclosures to include the effects of your stock split. Refer to paragraph 133 of SFAS No. 128.

Inventory – page F-12

32.   Please revise to disclose the following relative to your inventory:

- The method of determining cost (e.g., FIFO);

- Any inventories stated above cost;

- Major categories of inventories (raw materials, work in process, finished goods, and supplies), if practicable;

- Material losses resulting from the write-down from cost to market;

- Material net losses on inventory firm purchase commitments

Note 3 – Income Taxes – page F-13

33.   Please revise to include the disclosures required by paragraphs 41 through 49 of SFAS No. 109 for each year presented.

Note 6 – Notes Payable – page F-14

34.   Please revise to discuss the terms of your exchange loan payable. The following disclosures should be made about your debt obligations and credit arrangements:

- The terms, interest rates, maturity dates, and subordinate features of significant categories of debt (e.g., notes payable to banks, line of credit agreements, related-party notes);

- Any restrictive covenants (e.g., restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien).

Note 8 – Merger – page F-15

35. Please supplementally tell us and revise to disclose how you accounted for the reverse merger and if you have retroactively restated historical stockholders' equity of the accounting acquirer prior to the merger for the equivalent number of shares received in the merger. We are unable to reconcile the information presented in stockholders' equity on page F-6 with that provided in Note 8 of the Consolidated Financial Statements.

Note 9 – Stock Transactions – page F-16

36. You state here that in April 2004, the Board of Directors of the Company approved a 50:1 "reverse stock split". Please supplementally provide us with your analysis of how you arrived at par value and number of authorized shares following this reverse stock split, and if you retroactively restated these disclosures for each year presented.

37. Please revise to disclose how you determined the fair value of the transactions for which you received services and exchanged shares of common stock. If the fair value of the services received is more readily determinable and materially different, then revise as appropriate. Refer to paragraph 8 of SFAS No. 123.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Isa Farhat at (202) 824-5418 or Donald Walker at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1779 with any other questions.

Sincerely,

Barry McCarty
Senior Counsel

cc: Richard Daniels
       Daniels McGowan & Assoc. Inc.
       8407 Bandera Rd
       Suite 133-142
       San Antonio, TX 78250
       facsimile: 210-558-9339